Exhibit 99.1

Acquity Group Limited Reports Results for Third Quarter

and Nine Months Ended September 30, 2012

— Third Quarter Revenues Increased by 26.0% to $37.3 Million —

— Nine Months Revenues up 41.1% to $107.2 million —

— Third Quarter IFRS Operating Profit Increased by 15.1% to $6.4 Million —

— Nine Months IFRS Operating Profit up 51.5% to $17.7 million —

Chicago.  November 8, 2012 - Acquity Group Limited (“Acquity Group” or the “Company”) (NYSE MKT: AQ) today reported the following unaudited financial results for the third quarter and nine months ended September 30, 2012.

Financial highlights for the three month period ended September 30, 2012, compared to the three month period ended September 30, 2011

•                  Revenues increased by $7.7 million, or 26.0%, to $37.3 million, compared to $29.6 million for the three month period ended September 30, 2011.

•                  IFRS operating profit increased by $0.8 million, or 15.1%, to $6.4 million, or 17.2% of revenues, compared to $5.6 million, or 18.8% of revenues, for the three month period ended September 30, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, increased by $0.1 million, or 1.3%, to $7.1 million, or 18.9% of revenues, compared to $7.0 million, or 23.5% of revenues, for the three month period ended September 30, 2011. Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details for all non-IFRS financial measures.

•                  IFRS profit attributable to equity holders of the Company increased by $0.1 million, or 1.0%, to $3.2 million, or $0.14 per American depositary share (“ADS”), compared to $3.1 million, or $0.17 per ADS for the three month period ended September 30, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company decreased by $0.7 million, or 17.1%, to $3.6 million, or $0.15 per ADS, compared to $4.3 million, or $0.23 per ADS for the three month period ended September 30, 2011.

•                  Non-IFRS adjusted EBITDA increased by $0.1 million, or 2.4%, to $7.6 million for the three month period ended September 30, 2012, compared to $7.5 million for the three month period ended September 30, 2011.

•                  As of September 30, 2012, the Company had unrestricted cash and cash equivalents of $31.3 million.

Financial highlights for the nine month period ended September 30, 2012, compared to the nine month period ended September 30, 2011

•                  Revenues increased by $31.2 million, or 41.1%, to $107.2 million, compared to $76.0 million for the nine month period ended September 30, 2011.

•                  IFRS operating profit increased by $6.0 million, or 51.5%, to $17.7 million, or 16.5% of revenues, compared to $11.7 million, or 15.4% of revenues, for the nine month period ended September 30, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, increased by $7.3 million, or 50.8%, to $21.7 million, or 20.3% of revenues, compared to $14.4 million, or 19.0% of revenues, for the nine month period ended September 30, 2011.

•                  IFRS profit attributable to equity holders of the Company increased by $1.4 million, or 20.2%, to $8.2 million, or $0.38 per ADS, compared to $6.8 million, or $0.36 per ADS for the nine month period ended September 30, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company increased by $2.6 million, or 29.9%, to $11.4 million, or $0.53 per ADS, compared to $8.8 million, or $0.47 per ADS for the nine month period ended September 30, 2011.

•                  Non-IFRS adjusted EBITDA increased by $7.8 million, or 50.4%, to $23.4 million for the nine month period ended September 30, 2012, compared to $15.6 million for the nine month period ended September 30, 2011.

“It was yet another strong quarter for the Company in the face of challenging macro-economic conditions for our clients,” said Christopher Dalton, President and Chief Executive Officer of Acquity Group.  “Our deep, and strengthening, work with recognized global clients is a critical component of our success.  We have been able to sustain our current level of growth with a diligent focus on executing our business strategy.  We are capturing market share in both the business-to-consumer and business-to-business spaces and our clients continue to turn to Acquity Group to help them reinvent their digital Brand e-Commerce™ business models in the face of secular industry changes, changing demographics, and a new era of mobile, social, analytics and digital technologies. ”

Paul Weinewuth, Chief Financial Officer of Acquity Group, said, “Our utilization remains strong, driven by deepened client relationships and robust interest in our expertise in Brand eCommerce™ and Digital Marketing services.  Our performance strength continues to bump up against continued economic headwinds, and as a result we are maintaining a cautious outlook for the fourth quarter.  We are also looking towards conversion to U.S. GAAP next year, which will also include implementation of a new enterprise resource planning (ERP) system. In addition, we are looking to simplify our corporate structure by exploring strategic options in relation to our joint ventures.”

Recent Business Highlights

Following are some key third quarter highlights:

•                  Marked thirteenth consecutive quarter of positive sequential quarterly revenue growth

•                  Significant web site launches that included: Avery Dennison, Godiva, Epicurious, Exemplis, Kennametal, and Dun and Bradstreet

•                  Billable headcount increased 40% year-over- year

•                  Named the ninth largest digital agency for U.S. mobile revenue by Advertising Age

•                  Cited as an emerging example of a “business transformer” in the July 2012 Forrester Research, Inc. report, “The New Interactive Agency Landscape”

Third Quarter 2012 Financial Results

Three Month Period Ended September 30, 2012 Compared to Three Month Period Ended September 30, 2011

Revenues increased by $7.7 million, or 26.0%, to $37.3 million for the three month period ended September 30, 2012, from $29.6 million for the three month period ended September 30, 2011. Revenues continued to grow due to strong demand seen in the market place for the Company’s expertise and focused approach to delivering customer value.

Cost of revenues increased by $5.3 million to $21.0 million for the three month period ended September 30, 2012, from $15.7 million for the three month period ended September 30, 2011, which was primarily driven by continued organic growth of our staff to accommodate the demand for our services. These costs increased as a percentage of revenues to 56.4% for the three month period ended September 30, 2012, from 53.2% for the three month period ended September 30, 2011.

Selling and marketing expenses increased by $0.3 million to $2.4 million for the three month period ended September 30, 2012, from $2.1 million for the three month period ended September 30, 2011. These costs decreased as a percentage of revenues to 6.3% for the three month period ended September 30, 2012, from 7.1% for the three month period ended September 30, 2011. This improvement was the result of leveraging our experienced sales force and entering into engagements that fit our growth model.

Administrative expenses increased by $2.1 million to $7.5 million for the three month period ended September 30, 2012, from $5.4 million for the three month period ended September 30, 2011. These costs increased as a percentage of revenues to 20.0% for the three month period ended September 30, 2012, from 18.3% for the three month period ended September 30, 2011. The increase was primarily due to an increase in operations headcount in order to support the growth of our business.

Equity in losses of joint ventures was $0.3 million for the three month period ended September 30, 2012, compared to $0.4 million for the three month period ended September 30, 2011.

Income tax expense was $2.9 million and $2.2 million for the three month periods ended September 30, 2012 and September 30, 2011, respectively.  Our effective tax rate was 48.5% and 41.8% for the three month periods ended September 30, 2012 and September 30, 2011, respectively. The increase for the three month period ended September 30, 2012, compared to the three month period ended September 30, 2011 was primarily attributable to losses from non-U.S. operations for which no tax benefit was available and an increase in state taxes.

Nine Month Period Ended September 30, 2012 Compared to Nine Month Period Ended September 30, 2011

Revenues increased by $31.2 million, or 41.1%, to $107.2 million for the nine month period ended September 30, 2012, from $76.0 million for the nine month period ended September 30, 2011. Revenues increased as a result of our continued focus on being one of the best providers in Brand eCommerce™ and Digital Marketing service capabilities and our ability to continue to secure new accounts that are committed to the digital channel.

Cost of revenues increased by $16.3 million to $59.1 million for the nine month period ended September 30, 2012, from $42.8 million for the nine month period ended September 30, 2011, which was primarily driven by organic growth of our staff to accommodate the demand for our services. These costs decreased as a percentage of revenues to 55.1% for the nine month period ended September 30, 2012, from 56.3% for the nine month period ended September 30, 2011.

Selling and marketing expenses increased by $1.2 million to $6.8 million for the nine month period ended September 30, 2012, from $5.6 million for the nine month period ended September 30, 2011. These costs decreased as a percentage of revenues to 6.3% for the nine month period ended September 30, 2012, from 7.4% for the nine month period ended September 30, 2011. This improvement was the result of leveraging our experienced sales force and entering into engagements that fit our growth model.

Administrative expenses increased by $6.6 million to $21.6 million for the nine month period ended September 30, 2012, from $15.0 million for the nine month period ended September 30, 2011. These costs increased modestly as a percentage of revenues to 20.1% for the nine month period ended September 30, 2012, from 19.8% for the nine month period ended September 30, 2011.  The increase was primarily due to an increase in operations headcount in order to support the growth of our business.

Equity in losses of joint ventures was $1.2 million for the nine month period ended September 30, 2012, compared to $0.5 million for the nine month period ended September 30, 2011.

Income tax expense was $8.5 million and $4.5 million for the nine month periods ended September 30, 2012 and September 30, 2011, respectively.  Our effective tax rate was 51.3% and 40.6% for the nine month periods ended September 30, 2012 and September 30, 2011, respectively. The increase for the nine month period ended September 30, 2012, compared to the nine month period ended September 30, 2011 was primarily attributable to the impact of non-deductible costs related to our initial public offering (IPO), losses from non-U.S. operations for which no tax benefit was available and an increase in state taxes.

Fourth Quarter 2012 Outlook

The Company currently expects the following financial results for the fourth quarter of 2012:

•                  Revenues are expected to be in the range of $36 million to $40 million; and

•                  IFRS operating profit margin, excluding amortization of purchased intangible assets, is expected to range from 14% to 16%.

Webcast and Conference Call

A conference call and webcast have been scheduled for 8:30 a.m. EDT today to discuss these results. Details of the conference call are as follows:

Date:	Thursday, November 8, 2012
Time:	8:30 a.m. EDT (please dial in by 8:15 a.m.)
Dial-In #:	(800)920-8624 U.S. & Canada
+1(617) 597-5430 International
Confirmation code:	33160322

Alternatively, the conference call will be available via webcast at www.acquitygroup.com by clicking on the “Investors” tab.

Non-IFRS Financial Measures

Acquity Group provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the Company’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company’s business and evaluating its performance. The Company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude interest, income tax provisions, depreciation and amortization, costs associated with its initial public offering, equity in losses of its joint ventures, acquisition costs and other related charges, among other costs. Consequently, Acquity Group’s non-IFRS financial measures should not be evaluated in isolation or as a substitute for IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In particular, the section entitled “Fourth Quarter 2012 Outlook” in this announcement consists of forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Registration Statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Acquity Group Limited

Acquity Group Limited is a leading Brand eCommerce™ and Digital Marketing company that leverages the Internet, mobile devices and social media to enhance its clients’ brands and e-commerce performance. It is the digital agency of record for a number of well-known global brands in multiple industries. Acquity Group Limited has served more than 500 companies and their global brands through eleven offices in North America and three offices in Asia. For more information about Acquity Group Limited, visit www.acquitygroup.com.

Investor Relations Contact:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: (646)460-9989
E-mail: aq@ogilvy.com

Acquity Group Limited

Consolidated Statements of Comprehensive Income - Unaudited

(Amounts in thousands, except per share data)

	Three Month Periods Ended				Nine Month Periods Ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011

Revenues	$37,268	100.0%	$29,569	100.0%	$107,223	100.0%	$76,014	100.0%
Cost of revenues	21,031	56.4%	15,728	53.2%	59,060	55.1%	42,813	56.3%
Gross profit	16,237	43.6%	13,841	46.8%	48,163	44.9%	33,201	43.7%

Selling and marketing expenses	2,361	6.3%	2,107	7.1%	6,800	6.3%	5,625	7.4%
Administrative expenses	7,470	20.0%	5,410	18.3%	21,550	20.1%	15,044	19.8%
Costs associated with initial public offering	5	0.0%	765	2.6%	2,120	2.0%	853	1.1%
Operating profit	6,401	17.2%	5,559	18.8%	17,693	16.5%	11,679	15.4%

Finance income	12	0.0%	64	0.2%	9	0.0%	33	0.0%
Equity in losses of joint ventures	(331)	(0.9)%	(441)	(1.5)%	(1,215)	(1.1)%	(530)	(0.7)%
Profit before tax	6,082	16.3%	5,182	17.5%	16,487	15.4%	11,182	14.7%

Income tax expense	2,947	7.9%	2,166	7.3%	8,457	7.9%	4,540	6.0%
Profit	3,135	8.4%	3,016	10.2%	8,030	7.5%	6,642	8.7%

Profit/(loss) attributable to:
Equity holders of the Company	$3,177	8.5%	$3,145	10.6%	$8,176	7.6%	$6,803	8.9%
Non-controlling interests	(42)	(0.1)%	(129)	(0.4)%	(146)	(0.1)%	(161)	(0.2)%
Profit	$3,135	8.4%	$3,016	10.2%	$8,030	7.5%	$6,642	8.7%

Other comprehensive income:
Profit	3,135	8.4%	3,016	10.2%	8,030	7.5%	6,642	8.7%
Currency translation differences	(44)	(0.1)%	35	0.1%	(111)	(0.1)%	73	0.1%
Comprehensive profit	$3,091	8.3%	$3,051	10.3%	$7,919	7.4%	$6,715	8.8%

Total comprehensive profit attributable to:
Equity holders of the Company	$3,133	8.4%	$3,180	10.8%	$8,065	7.5%	$6,876	9.0%
Non-controlling interests	(42)	(0.1)%	(129)	(0.4)%	(146)	(0.1)%	(161)	(0.2)%
Comprehensive profit	$3,091	8.3%	$3,051	10.3%	$7,919	7.4%	$6,715	8.8%

Profit per share attributable to equity holders of the Company:
American depositary shares (1)	$0.14		$0.17		$0.38		$0.36
Ordinary shares	$0.07		$0.08		$0.19		$0.18

Shares used in computing profit per share:
American depositary shares (1)	23,516.4		18,738.6		21,476.3		18,738.6
Ordinary shares	47,032.8		37,477.3		42,952.5		37,477.3

(1)

On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the U.S. Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding.

Acquity Group Limited

Consolidated Statements of Financial Position - Unaudited

(Amounts in thousands)

	September 30, 2012	December 31, 2011
Assets
Non-current assets
Property and equipment, net	$4,782	$3,648
Intangible assets	24,493	26,428
Other non-current assets (1)	4,844	74
Investment in joint ventures	2,559	3,887
Deferred tax assets	5,336	4,521
	42,014	38,558
Current assets
Trade receivables	27,901	19,906
Unbilled receivables	11,514	8,056
Due from customers under fixed-price contracts	371	456
Prepayments and other receivables	1,842	3,096
Restricted cash	—	2,600
Cash and cash equivalents	31,319	6,875
Total current assets	72,947	40,989
Total assets	$114,961	$79,547

Equity and liabilities
Equity
Issued capital	$5	$4
Capital reserve	96,577	71,030
Other comprehensive income/(losses)	(43)	68
Retained profit / (losses)	763	(7,413)
Equity attributable to equity holders of parent	97,302	63,689
Non-controlling interests	599	745
Total equity	97,901	64,434

Non-current liabilities
Other non-current liabilities	6,332	5,379
	6,332	5,379
Current liabilities
Trade payables	1,532	1,499
Other payables and accruals	7,612	8,159
Due to customers under fixed-price contracts	116	41
Accrued income taxes	1,468	35
	10,728	9,734
Total liabilities	17,060	15,113
Total equity and liabilities	$114,961	$79,547

(1)

As of September 30, 2012, other non-current assets primarily consists of deposits for joint venture related to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the consolidated statement of financial position.

Acquity Group Limited

Consolidated Statements of Changes in Equity - Unaudited

(Amounts in thousands)

	Issued capital	Capital reserve	Other comprehensive income	Retained profit/ (losses)	Equity attributable to equity holders of parent	Non-controlling interests	Total equity
As of 31 December 2010	$4	$71,030	$—	$(16,020)	$55,014	$983	$55,997
Profit/(loss) for the period				1,420	1,420	(2)	1,418
Other comprehensive income			5		5	2	7
Total for the period	—	—	5	1,420	1,425	—	1,425
As of 31 March 2011	$4	$71,030	$5	$(14,600)	$56,439	$983	$57,422
Profit/(loss) for the period				2,238	2,238	(30)	2,208
Other comprehensive income			21		21	10	31
Total for the period	—	—	21	2,238	2,259	(20)	2,239
As of 30 June 2011	$4	$71,030	$26	$(12,362)	$58,698	$963	$59,661
Profit/(loss) for the period				3,145	3,145	(130)	3,015
Other comprehensive income			23		23	12	35
Total for the period	—	—	23	3,145	3,168	(118)	3,050
As of 30 September 2011	$4	$71,030	$49	$(9,217)	$61,866	$845	$62,711
Profit/(loss) for the period				1,804	1,804	(111)	1,693
Other comprehensive income			19		19	11	30
Total for the period	—	—	19	1,804	1,823	(100)	1,723
As of 31 December 2011	$4	$71,030	$68	$(7,413)	$63,689	$745	$64,434
Profit/(loss) for the period				3,845	3,845	(64)	3,781
Other comprehensive income			2		2		2
Total for the period	—	—	2	3,845	3,847	(64)	3,783
As of 31 March 2012	$4	$71,030	$70	$(3,568)	$67,536	$681	$68,217
Profit/(loss) for the period				1,154	1,154	(40)	1,114
Other comprehensive income			(69)		(69)		(69)
Issuance of American depositary shares, net of offering costs (1)	1	25,547			25,548		25,548
Total for the period	1	25,547	(69)	1,154	26,633	(40)	26,593
As of 30 June 2012	$5	$96,577	$1	$(2,414)	$94,169	$641	$94,810
Profit/(loss) for the period				3,177	3,177	(42)	3,135
Other comprehensive income			(44)		(44)		(44)
Total for the period	—	—	(44)	3,177	3,133	(42)	3,091
As of 30 September 2012	$5	$96,577	$(43)	$763	$97,302	$599	$97,901

(1)

During the three month period ended June 30, 2012, the Company recorded an additional issued capital and capital reserve related to the issuance of the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012, and was offset by costs associated with the IPO in accordance with IFRS rules.

Acquity Group Limited

Consolidated Statements of Cash Flows - Unaudited

(Amounts in thousands)

	Nine Month Periods Ended
	September 30, 2012	September 30, 2011

Operating activities:
Profit before tax	$16,487	$11,182
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Non-cash:
Depreciation of property and equipment	1,552	1,007
Amortization of intangible assets & straight-line rent	2,033	1,983
Impairment loss of trade receivables	180	—
Finance costs	(9)	(33)
Equity in losses of joint ventures	1,215	530
Working capital adjustments:
Trade receivables and unbilled receivables	(11,633)	(9,028)
Due from customers under fixed-price contracts	85	(227)
Prepayment and other receivables	(432)	(223)
Trade payables	33	(353)
Other payables and accruals	(538)	237
Due to customers under fixed-price contracts	75	8
Other non-current assets	(8)	(8)
Income tax paid	(5,675)	(3,600)
Net cash flows generated from operating activities	3,365	1,475

Investing activities:
Purchase of property and equipment	(2,686)	(1,654)
Purchase of intangible assets	—	(157)
Decrease/(increase) in restricted cash	2,600	—
Investment in joint venture	—	(4,822)
Loan receivable from officers of Acquity Group LLC	—	(4,193)
Increase in deposits for joint venture (1)	(4,762)	—
Loan to joint venture	(270)	(97)
Net cash flows used in investing activities	(5,118)	(10,923)

Financing activities:
Proceeds from issuance of American depositary shares	28,667	—
Payment of costs associated with initial public offering	(2,470)	(442)
Net cash flows generated from/(used in) financing activities	26,197	(442)

Net increase/(decrease) in cash and cash equivalents	24,444	(9,890)
Cash and cash equivalents at the beginning of the period	6,875	12,428
Cash and cash equivalents at the end of the period	$31,319	$2,538

(1)

For the nine month period ended September 30, 2012, the increase in deposits for joint venture relates to an additional investment in our Huaren Kudong Commercial Trading Co., Ltd. joint venture. We are awaiting approval from the Chinese government, at which time the funds will be reclassified to “Investment in joint ventures” on the consolidated statement of financial position.

Acquity Group Limited

Reconciliation of Non-IFRS Financial Measures to IFRS Profit - Unaudited (1)

(Amounts in thousands, except per share data)

	Three Month Periods Ended		Nine Month Periods Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

IFRS profit attributable to equity holders, as reported	$3,177	$3,145	$8,176	$6,803
Interest income net of interest expense	(12)	(64)	(9)	(33)
Income tax expense	2,947	2,166	8,457	4,540
Depreciation & amortization:
Property and equipment	549	374	1,552	1,007
Intangible assets	645	638	1,935	1,888
Costs associated with initial public offering (2)	5	765	2,120	853
Equity in losses of joint ventures	331	441	1,215	530
Non-IFRS adjusted EBITDA	$7,642	$7,465	$23,446	$15,588

	Three Month Periods Ended		Nine Month Periods Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

IFRS operating profit, as reported	$6,401	$5,559	$17,693	$11,679
Costs associated with initial public offering, net (2)	5	765	2,120	853
Amortization of intangible assets related to acquisition	645	638	1,935	1,888
Non-IFRS operating profit	$7,051	$6,962	$21,748	$14,420

	Three Month Periods Ended		Nine Month Periods Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

IFRS profit attributable to equity holders, as reported	$3,177	$3,145	$8,176	$6,803
Costs associated with initial public offering, net (2)	5	765	2,120	853
Amortization of intangible assets related to acquisition, net of tax	381	389	1,142	1,152
Non-IFRS adjusted profit	$3,563	$4,299	$11,438	$8,808

Adjusted profit per share attributable to equity holders of the Company:
American depositary shares (3)	$0.15	$0.23	$0.53	$0.47
Ordinary shares	$0.08	$0.12	$0.27	$0.24

Shares used in computing profit per share:
American depositary shares (3)	23,516.4	18,738.6	21,476.3	18,738.6
Ordinary shares	47,032.8	37,477.3	42,952.5	37,477.3

(1)

The Company includes these adjusted calculations for the three and nine month periods ended September 30, 2012 and September 30, 2011 because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Accordingly, the Company believes that the presentation of this analysis, when used in conjunction with IFRS financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for profit/(loss) prepared in accordance with IFRS. This analysis, as well as the other information in this press release, should be read in conjunction with the Company’s financial statements and related footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

(2)

The three and nine month periods ended September 30, 2012 and September 30, 2011 include costs associated with the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012. The Company recorded this charge in accordance with IFRS rules, which allow the Company to (1) fully capitalize costs directly attributable to the IPO and (2) capitalize a portion of costs indirectly attributable to the IPO, based on the size of the offering.

(3)

On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the Reconciliation of Non-IFRS Financial Measures to IFRS Profit represents two ordinary shares outstanding.